View this email in your browser Free Writing Prospectus (to Prospectus dated June 30, 2022, as Supplemented by the Prospectus Supplement dated June 30, 2023) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-265961. WILLAMETTE VALLEY VINEYARDS FROM THE DESK of JIM BERNAU Less than 10% of Stock Remains! Act now before this offer sells out. $3.28M Purchased $250K Remaining We're Almost Sold Out! Dear Wine Enthusiast, Less than $250,000 in stock is available in our Preferred Stock Offering as of Thursday at 3 pm, available at the price of $4.85 per share through tomorrow, September 30th, unless first sold out. On Sunday, October 1st, the share price is scheduled to increase to $5.35 per share for this limited offering of $3.53 million with an annual 4.53% dividend or wine credit with 15% more value. Become An Owner Have questions? Please reply to this email or visit our Preferred Stock Offering FAQs. Thank you for your support!

Warm regards, Jim Bernau Founder/CEO Become a Winery Owner Above, Owners gather for our annual Owner Celebration at the Estate in the Salem Hills. Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP) and become a part of the thriving Oregon Wine Industry. As an Owner of one of Oregon’s leading wineries, you’ll be a part of the fastestgrowing wine region in America and receive great benefits, highlighted below. You may purchase shares at $4.85 per share, offering an annual 4.53% dividend or wine credit with 15% more value, if your application and subscription agreement is received or postmarked by September 30th, 2023, and approved. To make an investment, please review the prospectus and then submit the application and subscription agreement in one of three ways: 1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button. 2. Email it to stock.offering@wvv.com. 3. Or, mail it to 8800 Enchanted Way SE, Turner, OR 97392. View PDF of Application Priority to become an Owner is given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. Agreements must be postmarked by September 30th to qualify for the $4.85 share price. The minimum purchase is 300 shares ($1,455) and the maximum purchase is 5,000 shares ($24,250). The share price will increase to $5.35 on October 1st, 2023. Have questions? Please call us at (503) 588-9463, reply to this email or visit our Preferred Stock Offering FAQs. Learn More About Ownership Your Investment Funds Winery Developments Our Owners are helping bring the Oregon wine country experience into some of the Northwest's most exciting areas with our new Tasting Room & Restaurants.

Enjoy our classic Oregon wines at these locations paired with Cascadian cuisine grounded in the high-quality agricultural products of the Pacific Northwest. BEND (Above) Located in historic downtown Bend, our Tasting Room & Restaurant will bring Oregon wine country to this destination community that loves all things craft. The first picture shows the location at 916 Wall Street from the outside; the second picture is from a Sneak Peek attended by Owners and Club Members last weekend. Owners and Club Members will tour the facility again on October 22nd while it's under construction. Anticipated opening: December 2023 NEW VINEYARD PLANTINGS Your investment supports new Pinot Noir plantings at Jory Claim Vineyard and Dayton Vineyard. In the first image, new vines are planted at Jory Claim, with the Estate in the Salem Hills in the background. Jory Claim is named after the Oregon pioneer family that settled this property and the volcanic Jory soil known for its role in growing high-quality Pinot Noir. In the second image, Winemaker Terry Culton plants the famous Calera clone of Pinot Noir at our new Dayton Vineyard in the Dundee Hills. Benefits of Ownership

Ability to take your annual 4.53% dividend as a wine credit with 15% more value (when taken in place of a dividend) and use it at any of our locations and in our online wine shop to purchase wine, food pairings and merchandise, as well as for room rentals, winery suite stays and admission to events. These credits never expire. Discount of 25% off wine bottle purchases. Complimentary educational wine tasting (once per month, by reservation at the Willamette location of your choice). Discounted or complimentary admission to special events and experiences like VIP winery tours and blending experiences. Personalized assistance from a knowledgeable Winery Ambassador with wine purchases and experiences. Priority to purchase limited-production wines, new releases and wines with personalized labels. Invitations to Owner-exclusive events and new location openings, including our Annual Owners’ Weekend (shown in the top image). Regular email updates on winery developments. Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador. Personalized winery cards upon request; the initial set is complimentary. Enjoy Benefits at All Locations THE ESTATE Learn the story of our original winery as you take in the sweeping views of the vineyard and valley. Enjoy food and wine pairings in a relaxed setting with cozy fireplaces, an expansive patio, and a 65-foot lookout tower. Learn More

DOMAINE WILLAMETTE Home to our sparkling winery in the Dundee Hills, guests enjoy wine and food pairings, beautiful gardens and educational tours of the underground aging cellar and biodynamically-farmed vineyard. Learn more TASTING ROOM & RESTAURANTS Located in downtown Lake Oswego, on the Vancouver Waterfront and in the thriving town of Happy Valley, these locations offer guests an Oregon wine country experience close to home. See All Locations Winery Highlights  Above, Kohr Harlan from KOIN 6 and Estate General Manager Spence Fogarty explore Into the Woods, Willamette's RV Park for wine enthusiasts in the Salem Hills. AMERICA'S COMMUNITY-FUNDED WINERY Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim’s vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 26,000 Owners. Willamette Valley Vineyards became the first SEC-authorized communityfunded business in the United States through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences. OREGON'S LEADING PRODUCER OF WILLAMETTE VALLEY APPELLATED PINOT NOIR The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms nearly 500 acres in the hills of the valley. STEWARDSHIP OF THE LAND Since the winery’s founding in 1983, stewardship of the land has been the key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Preferred by Nature™ to Forest Stewardship Council standards and use an autonomous UV-C Light Robot to sustainably prevent powdery mildew in the vineyards. Oregon Wine Flourishes

Although Oregon only produces 1% of the U.S. wine by volume, 23% of the bottles on Wine Spectator's Top 100 in 2021 were from Oregon. Oregon’s growth continues to outperform despite commanding a significantly higher average price per bottle — more than two times the category average. Source: Nielsen Data, Total US, 52 weeks ending 4.22.23 Willamette Valley Vineyards produces the #1 selling luxury Oregon Pinot Noir nationwide and the Willamette Valley Vineyards brand is up 14% while the total wine market is down 11%. Source: Nielsen Data, Total US, 52 weeks ending 1.2.23 The Willamette Valley Vineyards brand is up 4% while the total wine market is down -5%. Source: IRI Data, Total US, calendar year ending 6.18.23 Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

Willamette Valley Vineyards, Inc. Open Daily 11 am - 6 pm | (503) 588-9463 | info@wvv.com 8800 Enchanted Way SE, Turner, OR 97392 Jim Bernau, Founder/CEO You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2023 Willamette Valley Vineyards, All rights reserved.